

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

Via E-mail
Zhang Shanjiu, President
BTHC XV, Inc.
c/o Underground Grand Canyon
Linyi City, Yishui County
Shandong Province, China 276400

     RE: **BTHC XV, Inc.**
          Form 8-K
          Filed November 4, 2010 and amended January 3, 2011
          File No. 0-52808

Dear Mr. Shanjiu:

We issued a comment letter to you on the above captioned filing on January 28, 2011 in connection with our review of your periodic report. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 22, 2011 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 22, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Jamie Kessel, staff accountant at (202) 551-3727 or Brian Bhandari, review accountant at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551-3357 with any other questions.

          Sincerely,

          /s/ Pamela Howell
          for

          John Reynolds,
          Assistant Director